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SECUR[barcode] COMMISSION

04015969

# ANNUAL AUDITED REPORT
## FORM X-17 A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-48313 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2003___ AND ENDING ___12/31/2003___
                                        MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KAPLAN & CO. SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

150 E. Palmetto Park Road, Suite 450
(No. and Street)

| Boca Raton | Florida | 33432 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jed Kaplan, CEO                                    (561) 613-4727
                                        (Area Code-Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

| 2699 S. Bayshore Drive | Miami | Florida | 33133 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

RECEIVED
MAR 1 2004
WASH. D.C.
188

PROCESSED
MAR 3 1 2004
THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number

SEC 1410 (06-02)



# OATH OR AFFIRMATION

I, __Jed Kaplan_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Kaplan & Co. Securities, Inc._____ , as of _____December 31_____ , 20 _03___ ,are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions _____

_____

ERIC K. BLAU
MY COMMISSION # DD 030501
EXPIRES: July 9, 2005
Bonded Thru Budget Notary Services

_____
(Signature)

CEO_____
(Title)

_____
(Notary Public)

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

# KAPLAN & CO. SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2003







KAUFMAN
ROSSIN &
CO. PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

# CONTENTS



| | Page |
|---|---|
| INDEPENDENT AUDITORS' REPORT | 1 |
| STATEMENT OF FINANCIAL CONDITION | 2 |
| NOTES TO STATEMENT OF FINANCIAL CONDITION | 3 - 7 |

## INDEPENDENT AUDITORS' REPORT

To the Stockholder
Kaplan & Co. Securities, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Kaplan & Co. Securities, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kaplan & Co. Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 12, 2004

**KAUFMAN ROSSIN & CO.**
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

# KAPLAN & CO. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

## ASSETS

| | | |
|---|---|---|
| RECEIVABLE FROM BROKERS (NOTES 2 AND 5) | $ | 867,784 |
| SECURITIES OWNED, AT MARKET (NOTE 5) | | 151,742 |
| INTEREST AND DIVIDEND RECEIVABLE | | 3,065 |
| PROPERTY AND EQUIPMENT, net of accumulated depreciation of $51,616 | | 63,493 |
| OTHER ASSETS | | 28,247 |
| | $ | 1,114,331 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued liabilities | $ | 460,478 |
| LEASE COMMITMENT AND CONTINGENCIES (NOTES 3 AND 6) | | |
| STOCKHOLDER'S EQUITY | | 653,853 |
| | $ | 1,114,331 |

See accompanying notes.

2

# KAPLAN & CO. SECURITIES, INC.
## NOTES TO STATEMENT OF FINANCIAL CONDITION

## NOTE 1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Description of Business and Organization

Kaplan & Co. Securities, Inc. (the Company) is a broker-dealer specializing in collateralized mortgage obligations and equity securities. The Company acts in a principal capacity, buying and selling for its own account and trading with customers and other dealers, and in an agency capacity, buying and selling securities for its customers and charging a commission.

### Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

### Securities Transactions

Securities transactions and related commissions are reported on a trade date basis. Securities owned, including derivative instruments held for trading purposes (Note 5), are reported on a trade date basis, and are valued at quoted market or dealer quotes.

### Property and Equipment

Property and equipment are recorded at cost. Expenditures for major improvements and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense in the period they are incurred.

Depreciation is computed on the straight-line method over seven years for furniture and fixtures and five years for equipment, the estimated useful lives of the assets.

### Income Taxes

The Company, with the stockholder's consent, has elected to be treated as an S Corporation for federal and state income tax purposes. Under this election, no provision for income taxes is made since such taxes are the personal responsibility of the stockholder.

### Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

## NOTE 2.    RECEIVABLE FROM BROKERS

The amount receivable from brokers is a combination of operating cash at the brokers, required deposits and the differential of amounts due to and from the Company on securities transactions. The Company maintains checking privileges at its primary broker, collateralized by securities held by the broker. These amounts are highly liquid and are considered cash for the statement of cash flows.

## NOTE 3.    LEASE COMMITMENT

The Company is obligated under a non-cancelable lease agreement, expiring in March 2008, for its office facility in Boca Raton, Florida.

Approximate net future minimum payments under the non-cancelable leases for the years subsequent to December 31, 2003, are as follows:

| | | |
|---|---|---|
| 2004 | $ | 21,000 |
| 2005 | | 28,000 |
| 2006 | | 29,000 |
| 2007 | | 30,000 |
| 2008 | | 8,000 |
| | $ | 116,000 |

## NOTE 4.    NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2003, the Company's "Net Capital" was $543,648, which exceeded the requirements by $443,648. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.85 to 1 at December 31, 2003.

## NOTE 5.      RISK CONCENTRATIONS

### *Clearing and Depository Operations*

The primary clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in New York City. In addition, the Company maintains clearing accounts with two other brokerage firms whose principal offices are in the United States. At December 31, 2003, all securities owned, interest receivable and the amount receivable from brokers, as reflected in the accompanying statement of financial condition, are held by and due from these brokers.

### *Derivative Instruments*

The following information is presented in compliance with Financial Accounting Standards Board Statement 133, "Accounting for Derivative Instruments and Hedging Activities", which requires disclosures with respect to the purpose of and risks associated with using derivatives.

The Company invests in fixed income-related derivative contracts, primarily collateralized mortgage obligations. In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Company.

These derivative instruments are traded on the inter-dealer market with other financial institutions of the highest rating. As such, the risk of counterparty non-performance is deemed to be insignificant.

### *Other Risk Concentrations*

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## NOTE 5.    RISK CONCENTRATIONS (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

## NOTE 6.    CONTINGENCIES

### Class Action

The Company is one of many defendants in a class action filed by individuals in the state of California. The California residents are claiming damages against many mutual fund companies and broker-dealers for the "late-trading" of mutual fund securities. The matter is in the pleading stage. Management believes that this action against the Company is without merit and intends to vigorously defend itself. The outcome, as well as the extent of the Company's liability, if any, cannot be determined at this time.

### NASD Arbitrations

The Company is a respondent in two different National Association of Securities Dealers Regulation, Inc. (NASD) arbitration matters. One matter alleges the Company failed to follow investment instructions, encouraged trading in fraudulent securities and that the Company disseminated materially misleading and inaccurate statements regarding certain investment risks. The claimant is seeking damages of approximately $1,300,000 plus interest and unspecified attorneys' fees, exemplary and punitive damages. Management believes that this action against the Company is without merit and intends to vigorously defend itself. The outcome, as well as the extent of the Company's liability, if any, cannot be determined at this time.

The other matter alleges the Company violated industry rules and Florida statutes, breached its fiduciary duties, committed common law fraud, negligently managed the claimant's account and negligently supervised, hired and retained employees. This claimant is seeking $250,000 in compensatory damages plus interest, attorneys' fees and costs. Management believes that this action against the Company is without merit and intends to vigorously defend itself. The outcome, as well as the extent of the Company's liability, if any, cannot be determined at this time.

*Other Matter*

The Company, along with numerous others, has been responding to a subpoena from the United States Securities and Exchange Commission (SEC). The subpoena has been issued pursuant to a formal order of investigation into certain mutual fund trading practices. Management is cooperating fully with the SEC's investigation and believes it is unlikely that this investigation will lead to any adverse action against the Company or its management.



# KAUFMAN
# ROSSIN&
# CO. PROFESSIONAL
ASSOCIATION

**CERTIFIED PUBLIC ACCOUNTANTS**

**Miami:**

2699 s. bayshore drive

miami, florida 33133

305 858 5600
305 856 3284 fax

**Ft. Lauderdale:**

200 e. broward blvd., ste. 1310

ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

**Boca Raton:**

225 n.e. mizner blvd., ste. 250

boca raton, florida 33432

561 394 5100
561 750 9781 fax

**World Wide Web:**

www.kaufmanrossin.com